UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 12 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number: 000-20871

                      INVERNESS MEDICAL TECHNOLOGY, INC.*
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            (Exact name of registrant as specified in its charter)

            51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.001 per share
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           (Title of each class of securities covered by this Form)

                                     None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)      [x]               Rule 12h 3(b)(1)(i)         [x]
   Rule 12g4-(a)(1)(ii)     [ ]               Rule 12h 3(b)(1)(ii)        [ ]
   Rule 12g4-(a)(2)(i)      [ ]               Rule 12h 3(b)(2)(i)         [ ]
   Rule 12g4-(a)(2)(i)      [ ]               Rule 12h 3(b)(2)(ii)        [ ]
                                              Rule 15d-6                  [x]

Approximate number of holders of records as of the certification or notice date:

                  Common Stock, par value $0.001 per share            1


* On November 21, 2001, Sunrise Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, merged with and into Inverness Medical Technology, Inc., with Inverness as the surviving corporation. At the effective time of the merger, Inverness' name was changed to Sunrise Acquisition Corp. Johnson & Johnson holds all outstanding shares of common stock of the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sunrise Acquisition Corp., formerly Inverness Medical Technology, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Dated:  November 26, 2001                      By:    /s/ Steven M. Rosenberg
                                                   --------------------------
                                                   Name:  Steven M. Rosenberg
                                                   Title: Secretary